SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors		3

II. Guidance for Participation in the General Shareholders’ Meeting			4
	Attending Shareholder		4
	Shareholder Represented by Proxy		4
	Holders of ADRs		4
	Ballot Paper		5

III. Call Notice			6

IV. Information on the matter to be examined and discussed at the 196th Extraordinary
	General Meeting		7
	Election of members for the Nomination and Evaluation Committee		7

	Annexes (Only in Portuguese)
	I -	STATE DECREE NO. 6,263/2017
	II -	INTERNAL REGULATIONS OF THE NOMINATION AND EVALUATION COMMITTEE
		(DRAFT)
	III -	STATE DECREE NO. 6,841/2017
	IV -	CIRCULAR LETTER CCEE NO. 024/2017
	V -	CURRICULA AND CADASTRE FORMS OF APPOINTED MEMBERS

I. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 196th Extraordinary General Meeting was called for July 12, 2017, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matter to be presented in the Extraordinary General Meeting for the resolution of the shareholders is described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman
Chairman of the
Board of Directors

II. Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

• Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

• Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Annual General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

• Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to BM&Fbovespa’s Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

• Delivering the ballot form directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot form accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot form, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws and the identity card with a photo of the legal representative of the investment fund concerned.

III. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on July 12, 2017, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. Election of members for the Nomination and Evaluation Committee.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, June 12, 2017

Mauricio Schulman
Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from June 12, 2017, being also available on the Company’s website (ir.copel.com).

IV. Information on the matter to be examined and discussed at the 196th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Election of members for the Nomination and Evaluation Committee

Clarifications

Copel’s 195th Extraordinary General Meeting, held on June 07, 2017, approved the alterations in the Company’s Bylaws concerning, in a specific section, the Nomination and Evaluation Committee, in the terms provided in the State Decree no. 6,263/2017 (annex I), which establish corporate governance regulations applied to state companies (Article 1), so as to regulate the enforcement of Law no. 13,303/2016.

The Committee was established as an assistant body to the shareholders, that shall verify the compliance of the process of nomination and evaluation of directors, fiscal counselors and members of statutory committees. The atributions, operation, procedures and composition shall comply with current laws and regulations and shall be detailed in specific internal regulations, according to the enclosured draft (annex II).

The State Decree no. 6,841/2017 (annex III) revoked paragraph 3 of Article 1 of State Decree no. 6,263/2017, which concerned the composition of Nomination and Evaluation Committees of state companies. The new decree establishes that “Nomination and

Evaluation Committees of companies regarding this article shall be composed by the members of the Control Council for State-Owned Companies of the State of Paraná”. Considering that, the General Assembly should, then, promote the election of its members.

The necessary actions to the election of the members of the Nomination and Evaluation Committee are being carried out in compliance with requirements and according to instructions stated in the Circular Letter CCEE no. 024/2017 (annex IV), from the Control Council for State-Owned Companies of the State of Paraná, controlling body of state companies in the State of Paraná, to which the Company subordinates to. Curricula and cadastre forms of compliance to Law no. 13,303/2016 and other related regulations are found in annex (V).

Enclosures	I - STATE DECREE NO. 6,263/2017
II - INTERNAL REGULATIONS OF THE NOMINATION AND EVALUATION COMMITTEE (DRAFT)
III - STATE DECREE NO. 6,841/2017
IV - CIRCULAR LETTER CCEE NO. 024/2017
V - CURRICULA AND CADASTRE FORMS OF APPOINTED MEMBERS

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution
1. Election of the following members for the Nomination and Evaluation Committee:
•	MAURO RICARDO MACHADO COSTA
•	CARLOS EDUARDO DE MOURA
•	DEONILSON ROLDO
•	FERNANDO EUGÊNIO GHIGNONE
•	JURACI BARBOSA SOBRINHO
•	VALDIR LUIZ ROSSONI
For [ ]	Against [ ]	Abstain from voting [ ]

Anexo I

Publicado no Diário Oficial nº. 9891 de 21 de Fevereiro de 2017

Súmula: Estabelece normas de governança corporativa aplicáveis às empresas estaduais, a fim de regulamentar a aplicação da Lei Federal nº 13.303, de 30 de junho de 2016, no âmbito do Estado do Paraná.

O GOVERNADOR DO ESTADO DO PARANÁ, no uso das atribuições que lhe confere o art. 87, incisos V e VI, da Constituição Estadual,

DECRETA:

Art. 1.º As empresas estatais sob controle do Estado do Paraná que apresentaram receita operacional bruta superior a R$ 90.000.000,00 (noventa milhões de reais) no exercício de 2015 deverão instituir em seus estatutos sociais Comitê de Indicação e Avaliação com as seguintes atribuições:

I - opinar, de modo a auxiliar os acionistas na indicação de administradores, conselheiros fiscais e membros dos demais comitês estatutários sobre o preenchimento dos requisitos e a ausência de vedações para as respectivas eleições;

II - verificar a conformidade do processo de avaliação dos administradores, dos conselheiros fiscais e demais comitês estatutários;

III - Assessorar o Conselho de Administração no processo de avaliação de desempenho dos administradores e dos membros dos comitês estatutários das empresas estatais.

§ 1.º O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.

§ 2.º A remuneração dos membros do Comitê de Indicação e Avaliação será fixada pela Assembleia Geral de cada companhia.

§ 3.º Os Comitês de Indicação e Avaliação das empresas a que se refere este artigo serão compostos pelos membros do Conselho de Controle das Empresas Estaduais – CCEE.

Art. 2.º O prazo de gestão dos membros da diretoria, dos conselhos e comitês estatutários das empresas públicas, sociedades de economia mista e respectivas subsidiárias será de 2 (dois) anos sendo permitidas, no máximo:

I - 2 (duas) reconduções consecutivas, para os membros do Conselhos Fiscal; e

II - 3 (três) reconduções consecutivas, para os membros da diretoria, dos demais conselhos e comitês.

§ 1.º Os mandatos dos administradores, conselheiros fiscais e membros dos demais comitês estatutários deverão ser unificados, ficando estabelecida a data de 1º de junho de 2018 como termo inicial aplicável a todas empresas públicas, sociedades de economia mista e respectivas subsidiárias.

§ 2.º Para fins de aplicação do disposto no § 1º deste artigo os atuais mandatos deverão ser prorrogados até 31 de maio de 2018.

Art. 3.º A Procuradoria Geral do Estado, com o apoio da Secretaria Executiva do Conselho de Controle das Empresas Estaduais – CCEE, adotará as medidas necessárias para que as alterações estatutárias visando o atendimento aos arts. 1º e 2º sejam efetivadas na primeira Assembleia Geral Ordinária a se realizar após a publicação deste Decreto.

Art. 4.º Este Decreto entra em vigor na data de sua publicação.

Curitiba, em 20 de fevereiro de 2017, 196º da Independência e 129º da República.

1 de 2

Anexo II

MINUTA

REGIMENTO INTERNO DO
COMITÊ DE INDICAÇÃO E

AVALIAÇÃO

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 1 de 10

SUMÁRIO
DISPOSIÇÕES GERAIS
NATUREZA E COMPOSIÇÃO
REMUNERAÇÃO
REUNIÕES, ATAS E DOCUMENTOS NORMATIVOS
COMPETÊNCIAS E ATRIBUIÇÕES
RESPONSABILIDADES E DEVERES
CONFLITOS DE INTERESSES
DISPOSIÇÕES FINAIS

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 2 de 10

DISPOSIÇÕES GERAIS

Aprovado na 1ª Reunião do Comitê de Indicação e Avaliação - CIA, realizada em XX.XX.XXXX.

Art. 1º As disposições deste regimento são complementares e/ou regulamentadoras das normas contidas no Estatuto Social e na legislação que rege as atividades do Comitê de Indicação e Avaliação.

NATUREZA E COMPOSIÇÃO

Art. 2º O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.

Art. 3º O Comitê de Indicação e Avaliação será composto por no mínimo 3 (três) e no máximo 6 (seis) membros, eleitos pelos acionistas, com mandato unificado de 2 (dois) anos a contar da data de sua eleição, permitidas, no máximo, 2 (duas) reconduções consecutivas.

§ 1º Os membros do Comitê são investidos nos seus cargos mediante assinatura de termo de posse no livro de atas.

§ 2º A função de membro do Comitê é indelegável.

Art. 4º No caso de vacância por renúncia, destituição, falecimento ou impedimento legal de qualquer membro, caberá ao Conselho de Administração nomear o substituto para atuar até que se realize a Assembleia Geral para eleição do substituto em definitivo.

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 3 de 10

REMUNERAÇÃO

Art. 5º A remuneração dos membros do Comitê de Indicação e Avaliação será fixada pela Assembleia Geral Ordinária.

§ 1º Os membros do Comitê de Indicação e Avaliação perceberão remuneração mensal fixa.

§ 2º É vedada a concessão de vantagens, gratificações ou outros benefícios de qualquer natureza aos membros do Comitê de Indicação e Avaliação.

REUNIÕES, ATAS E DOCUMENTOS NORMATIVOS

Art. 6º Na primeira reunião que se realizar, os membros do Comitê de Indicação e Avaliação elegerão, entre seus pares, o seu Presidente, que convocará e conduzirá as reuniões.

Art. 7º O Comitê de Indicação e Avaliação reunir-se-á sempre que necessário, na sede da Companhia, para manifestar-se sobre assuntos de sua competência.

§ 1º As reuniões do Comitê de Indicação e Avaliação serão convocadas pelo seu Presidente, por intermédio da Secretaria de Governança Societária - SEC, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados, acompanhados de documentação necessária para a instrução das matérias.

§ 2º As convocações enviadas no endereço eletrônico do membro do Comitê pela Secretaria de Governança Societária serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 3º O Presidente do Comitê de Indicação e Avaliação convocará as reuniões, por intermédio da Secretaria de Governança Societária, com no mínimo 8 (oito) dias de antecedência, e, em caso de urgência, a qualquer tempo. Não obstante

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 4 de 10

tal prazo de convocação, será considerada válida a reunião extraordinária a que comparecerem todos os membros do Comitê.

§ 4º Os documentos relativos aos itens da pauta, são encaminhados aos membros do Comitê, pela Secretaria de Governança Societária, com antecedência de, no mínimo, 07 (sete) dias da data da reunião do Comitê, salvo autorização específica do seu Presidente.

§ 5º Questões de urgência podem ser pautadas em caráter de exceção, mediante as devidas justificativas, podendo as reuniões ser convocadas a qualquer tempo. Tal exceção, contudo, não dispensa a apresentação do material aos membros do Comitê, antecipadamente à reunião, com o detalhamento necessário à análise do assunto.

§ 6º Quaisquer esclarecimentos complementares sobre as matérias a serem deliberadas nas reuniões deverão ser solicitados por escrito ao Presidente do Comitê, que enviará o pedido à Companhia, se julgar pertinente, e responderá a todos os membros que participarão da reunião, devendo os mesmos solicitar esses esclarecimentos antecipadamente, a fim de agilizar os trabalhos durante as reuniões.

Art. 8º As reuniões do Comitê de Indicação e Avaliação serão instaladas com a presença da maioria de seus membros.

Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria simples de votos, cabendo ao Presidente o voto de desempate.

Art. 9º Fica facultada, se necessária, a participação não presencial de membros do Comitê nas reuniões, por audioconferência ou videoconferência, a fim de que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o membro do Comitê que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 10 Os trabalhos durante a reunião terão a seguinte ordem:

I - Instalação, com a verificação de presença e de existência de quórum;

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 5 de 10

II – expediente e deliberações:

a) Apresentação, discussão e votação das matérias;

b) Comunicações breves e franqueamento da palavra; e

c) Encerramento.

Art. 11 Podem ser convidadas a participar das reuniões pessoas que possam contribuir para o esclarecimento das matérias a serem apreciadas.

Parágrafo Único A permanência de convidados ficará restrita ao tempo necessário à análise do assunto específico, salvo decisão diversa do Presidente do Comitê, no momento da reunião.

Art. 12 As atividades previstas na letra “a” do item II, do artigo 10 será desenvolvida da seguinte forma:

I – O Presidente do Comitê, ou alguém designado por ele, realiza a apresentação do assunto, no tempo solicitado quando da inclusão do tema em pauta;

II – Após a apresentação, é concedida a palavra a cada um dos membros do Comitê, por cinco minutos, na ordem indicada pelo Presidente do Comitê;

III – O membro do Comitê não falará sem que o Presidente lhe conceda a palavra e também não interromperá quem dela estiver fazendo uso, sendo permitidos breves apartes, previamente concedidos;

IV – Depois da primeira manifestação regulamentada no item II supra, poderá ser concedida a palavra a quem estiver apresentando o assunto e a qualquer dos membros do Comitê, por mais uma vez, por três minutos, na ordem em que for solicitada;

V – Encerradas as manifestações o assunto é colocado em votação pelo Presidente do Comitê; e

VI – A qualquer momento qualquer membro do Comitê poderá levantar questão de ordem, considerando-se questão de ordem qualquer dúvida sobre a interpretação ou aplicação de dispositivos deste Regimento, observando o seguinte:

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 6 de 10

a) As questões de ordem serão levantadas com a indicação do dispositivo ou da matéria que se pretende elucidar;

b) Formalizada a questão de ordem e facultada a palavra ao membro do Comitê, será ela conclusivamente decidida pelo Presidente do Comitê ou, a seu critério, submetida à decisão do Comitê de Indicação e Avaliação na mesma reunião ou na reunião imediatamente subsequente; e

c) Não poderá ser suscitada questão de ordem que não seja pertinente à matéria em discussão e votação.

Art. 13 Das reuniões do Comitê de Indicação e Avaliação são lavradas atas em livro próprio, assinadas pelos presentes à reunião e deverão ser divulgadas inclusive com eventuais manifestações divergentes de conselheiros, sendo disponibilizadas na página eletrônica da Companhia, em local de fácil visualização e acesso, em até 10 (dez) dias da data de realização da reunião, salvo quando a maioria dos membros deste Comitê entender que a divulgação poderá colocar em risco interesse legítimo da Companhia.

Art. 14 A Secretaria de Governança Societária é responsável por redigir as atas e os atos regimentais necessários à disseminação das resoluções do Comitê de Indicação e Avaliação, mantendo sob sua guarda esses documentos.

COMPETÊNCIAS E ATRIBUIÇÕES

Art. 15 Compete ao Presidente do Comitê de Indicação e Avaliação:

I – Convocar as reuniões do Comitê de Indicação e Avaliação;

II – Presidir as reuniões do Comitê de Indicação e Avaliação, designando secretário para auxiliá-lo;

III – Convocar, para comparecimento às reuniões, pessoas que possam contribuir para o esclarecimento das matérias a serem apreciadas, observadas eventuais questões de conflito de interesses;

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 7 de 10

IV – Avaliar e definir a pauta das reuniões, assegurando que estejam alinhadas ao cumprimento dos objetivos do Comitê;

V – Autorizar a avaliação e decisão de assuntos não incluídos na pauta de reunião;

VI – Cumprir e fazer cumprir as normas deste Regimento Interno;

VII – Praticar outros atos de natureza técnica ou administrativa necessários ao exercício de suas funções;

VIII – Analisar a pertinência das solicitações recebidas dos membros deste Comitê e tomar as medidas cabíveis quando necessário.

Art. 16 O Comitê de Indicação e Avaliação terá as seguintes atribuições:

I – opinar, de modo a auxiliar os acionistas na indicação dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e de Comitês Estatutários sobre o preenchimento dos requisitos e a ausência de vedações para as respectivas eleições;

II - apoiar os órgãos estatuários no processo de seleção da indicação de Diretoria, Conselhos e comitês, para repor eventuais vacâncias de cargos até a substituição em definitivo;

III - verificar a conformidade do processo de indicação e de avaliação dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e de Comitês Estatutários;

IV – assessorar o Conselho de Administração na análise e aprovação da Política de Indicação dos administradores, conselheiros fiscais e membros de Comitês estatutários, bem como de suas alterações;

V – prestar apoio metodológico aos órgãos estatuários no processo de avaliação de desempenho dos diretores, dos membros do Conselhos de Administração, do Conselho Fiscal e dos Comitês Estatutários da Companhia;

VI – realizar anualmente avaliação de seu desempenho.

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 8 de 10

§ 1º As atribuições do Comitê de Indicação e Avaliação são indelegáveis a qualquer outro órgão da Companhia.

§ 2º O escopo das atribuições do Comitê estende-se às subsidiárias integrais da Companhia, que adotarem o regime de comitê único, conforme seu Estatuto Social e normativos internos, observada a legislação aplicável.

§ 3º O Comitê poderá contratar ou solicitar a contratação de especialistas externos para apoiá-lo no cumprimento de suas atribuições, zelando pela integridade e confidencialidade dos trabalhos.

§ 4º O trabalho dos consultores externos não exime o Comitê de suas responsabilidades.

Art. 17 O Comitê de Indicação e Avaliação poderá solicitar documentos e informações de quaisquer administradores, conselheiros fiscais e membros dos Comitês Estatutários, referentes aos temas de sua competência, observando as hipóteses legais de sigilo.

RESPONSABILIDADES E DEVERES

Art. 18 Os membros do Comitê obrigam-se a cumprir o Estatuto Social, o Código de Conduta, o presente Regimento Interno e as demais normas internas aplicáveis.

Art. 19 Os membros do Comitê estarão sujeitos aos mesmos deveres e responsabilidades legais dos administradores, nos termos da legislação vigente.

CONFLITOS DE INTERESSES

Art. 20 No caso de ser constatado conflito de interesse ou interesse particular de membro do Comitê de Indicação e Avaliação em relação a determinado

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 9 de 10

assunto a ser decidido, é dever do próprio membro se manifestar tempestivamente.

§ 1º Se o membro do Comitê não se manifestar, qualquer dos presentes à reunião que tenha conhecimento do fato deverá informar ao Comitê.

§ 2º Tão logo seja identificado o conflito de interesse ou interesse particular, a pessoa envolvida deverá afastar-se das discussões e deliberações, podendo, por decisão dos demais membros, retirar-se temporariamente da reunião até o encerramento do assunto.

DISPOSIÇÕES FINAIS

Art. 21 Os membros do Comitê de Indicação e Avaliação tem acesso a todos os documentos e informações que julgarem necessárias para o exercício de suas funções.

Parágrafo Único A solicitação dos documentos e informações referidas neste artigo deverá ser efetuada por escrito, podendo ser realizada por correio eletrônico, endereçada ao Presidente do Comitê de Indicação e Avaliação, que adotará as medidas cabíveis previstas neste Regimento para a disponibilização de tais documentos a todos os membros do Comitê.

Art. 22 Os casos omissos serão resolvidos pelo Comitê de Indicação e Avaliação, de acordo com suas atribuições.

Art. 23 Este regimento entra em vigor na data de sua aprovação pelo Comitê de Indicação e Avaliação.

COPEL – Minuta Regimento Interno do Comitê de Indicação e Avaliação Pag. 10 de 10

Anexo III

Publicado no Diário Oficial nº. 9941 de 10 de Maio de 2017

Súmula: Revoga o § 3.º do art. 1.º, do Decreto n.º 6263, de 20 de fevereiro de 2017.

O GOVERNADOR DO ESTADO DO PARANÁ, no uso das atribuições que lhe confere o art. 87, incisos V e VI, da Constituição Estadual,

DECRETA:

Art. 1.º Fica revogado o § 3.º do art. 1.º do Decreto n.º 6.263, de 20 de fevereiro de 2017, publicado no Diário Oficial nº 9.891, de 21 de fevereiro de 2017.

Art. 2.º Este Decreto entra em vigor na data de sua publicação.

Curitiba, em 09 de maio de 2017, 196º da Independência e 129º da República.

Carlos Alberto Richa Governador do Estado

Valdir Luiz Rossoni Chefe da Casa Civil

Mauro Ricardo Machado Costa Secretário de Estado da Fazenda

Paulo Sergio Rosso Procurador-Geral do Estado

1 de 1

Anexo IV

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

Ofício Circular CCEE nº 024/2017 Curitiba, 19 de maio de 2017

Assunto: Composição do Comitê de Indicação e Avaliação.

Senhor Diretor Presidente,

Considerando a revogação do § 3º do art. 1º do Decreto Estadual nº 6.263, de 20 de fevereiro de 2017, solicitamos a gentileza de desconsiderar o teor do Ofício Circular CCEE nº 015/2017.

Em razão disso, atendendo à orientação do acionista controlador, encaminhamos, em anexo, a documentação dos indicados para a composição do Comitê de Indicação e Avaliação da Companhia.

Solicitamos a adoção das providências necessárias para a eleição dos membros do Comitê de Indicação e Avaliação, com a convocação de Assembleia Geral Extraordinária.

Atenciosamente,

GEORGE HERMANN RODOLFO TORMIN
Secretário Executivo
Conselho de Controle das Empresas Estaduais

COPEL
22 MAI 16 03 2017 133994
PROTOCOLO CENTRAL
MICROFILMADO

Ilustríssimo Senhor
Antonio Sergio de Souza Guetter
Diretor Presidente da Companhia Paranaense de Energia - COPEL
Rua Coronel Dulcídio, nº 800, Batel
Curitiba/PR

PRT:9350/17

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

DOCUMENTAÇÃO DOS INDICADOS

COMITÊ DE INDICAÇÃO E AVALIAÇÃO

1. **Carlos Eduardo de Moura**
    a. Documento de identidade;
    b. *Curriculum vitae.*
2. **Deonilson Roldo**
    a. Documento de identidade;
    b. *Curriculum vitae.*
3. **Fernando Eugênio Ghignone**
    a. Documento de identidade;
    b. *Curriculum vitae.*
4. **Juraci Barbosa Sobrinho**
    a. Documento de identidade;
    b. *Curriculum vitae.*
5. **Mauro Ricardo Machado Costa**
    a. Documento de identidade;
    b. *Curriculum vitae.*
6. **Valdir Luis Rossoni**
    a. Documento de identidade;
    b. *Curriculum vitae.*

Anexo V

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Mauro Ricardo Machado Costa	
2. CPF: 266.821.251-00	3. Sexo: (X) M ( ) F
4. Endereço: Rua Lamenha Lins, 447 – Ap. 10	
5. Telefone profissional: 41 3235-8010	6. Telefone pessoal: 41 98522-8151
7. *E-mail*: mauro.ricardo@sefa.pr.gov.br	

B. EXPERIÊNCIA PROFISSIONAL

8. Qual a área de sua formação acadêmica?

CENTRO UNIVERSITÁRIO DE BRASÍLIA – UNICEUB

Graduação em Administração de Empresas

FUNDAÇÃO GETÚLIO VARGAS

Pós-graduação em Administração Pública

	SIM	NÃO
9. É titular de cargo com vínculo permanente com o serviço Público?	X	

10. Em caso de resposta positiva no item 9, informe o cargo:
Auditor-Fiscal da Receita Federal do Brasil

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Curitiba, 16 de maio de 2017
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Curitiba, 18/05/2017
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I -é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		x
II -tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		x
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		x
IV -foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		x
V -teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		x
VI -foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		x
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		x
VIII -foiagente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		x
IX -foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		x
X -foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		x
XI -foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		x
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		x

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		[redacted]
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		[redacted]
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		[redacted]
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		[redacted]
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		[redacted]
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		[redacted]
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		[redacted]
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		[redacted]
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		[redacted]
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		[redacted]
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		[redacted]

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		[redacted]
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		[redacted]
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		[redacted]
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		[redacted]
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		[redacted]
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		[redacted]
XVIII - tem interesse conflitante com a sociedade?		[redacted]

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Curitiba, 16/05/2017.
Local e data

Assinatura do(a) Indicado(a)

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: VALDIR LUIZ ROSSONI	
2. CPF: 214 710.379-91	3. Sexo: (X) M ( ) F
4. Endereço: AV NOSSA SENHORA DA LUZ Nº 500 CASA 16, JARDIM SOCIAL	
5. Telefone profissional: 41 3350.2980	6. Telefone pessoal: 41 99214-0707
7. *E-mail:* ROSSONI@CCIVIL.PR.GOV.BR	

B. EXPERIÊNCIA PROFISSIONAL

	SIM	NÃO
8. Qual a área de sua formação acadêmica? MATEMÁTICA - UEPG		
9. É titular de cargo com vínculo permanente com o serviço Público?		X
10. Em caso de resposta positiva no item 9, informe o cargo:

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra? Sim	Se enquadra? Não
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.